Stem Holdings, Inc.

2201 NW Corporate Blvd., Suite 205

Boca Raton, FL 33431

Jun 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Office of Real Estate and Construction

Re:	Stem Holdings, Inc.
Registration on Form S-1
File No. 333-239226
Filed on June 17, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Stem Holdings, Inc. (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 9:00 a.m., Eastern time, on July 2, 2020, or as soon thereafter as practicable. In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert L. B. Diener, Esq. of the Law Offices of Robert Diener at (808) 573-6163 (facsimile (310) 362-8887) with any questions you may have. In addition, please notify Mr. Diener when this request for acceleration has been granted.

Very truly yours,

STEM HOLDINGS, INC.

By:	/s/ Adam Berk
Adam Berk
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.